Future FinTech Group Inc.

December 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Charles Eastman Martin James Tim Buchmiller Russell Mancuso

Re:	Future FinTech Group Inc.
Preliminary Proxy Statement on Schedule 14A Filed October 11, 2019 File No. 001-34502

Dear Mr. Eastman, Mr. James, Mr. Buchmiller and Mr. Mancuso:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated October 28, 2019 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Preliminary Proxy Statement on Schedule 14A Filed October 11, 2019

General

1.  We note you are seeking authorization from security holders for disposition of a significant business. Please provide separate financial statements for HeDeTang Holdings (HK) Ltd. Refer to the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H, Question 6.

Response: we have revised preliminary proxy statement and included the condensed consolidated financial statements of HeDeTang Holdings (HK) Ltd and explanatory notes from pages 39 to 48.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 29

2. We note the financial information included on pages 29 through 32. Please revise your filing to include pro forma financial information that complies with the requirements of Article 11 of Regulation S-X. That guidance would require you to provide a pro forma balance sheet as of the date of the latest historical balance sheet required in the filing pursuant to Rule 3-01 of Regulation S-X and pro forma statements of operations for the latest fiscal year and year-to-date interim period. See also the form and content requirements of Rule 11-02(b) of Regulation S-X.

Response: we have revised preliminary proxy statement to include the pro forma balance sheet as of the date of the latest historical balance sheet required in the filing pursuant to Rule 3-01 of Regulation S-X and pro forma statements of operations for the latest fiscal year and year-to-date interim period.

Consolidated Statements of Income and Comprehensive Income after shares transfer of Future FinTech Group Inc., page 31

3. We note that you disclose estimates of revenues from operations in future periods. This presentation appears to be a financial forecast. Please provide all disclosures required pursuant to Article 11-03 of Regulation S-X or delete the future estimate amounts.

Response: we have revised preliminary proxy statement to include statement of operations according to the requirements in question No. 2 and deleted the future estimates from the preliminary proxy statement.

The Sale Transaction, page 50

4. We note your disclosure that the Purchase Price was based upon the preliminary evaluation of HeDeTang HK and its subsidiaries by Shanxi Delixin Assets Evaluation Co., Ltd. Please refer to Item 14(b)(6) of Schedule 14A and provide the disclosure required by Item 1015(b) of Regulation M-A related to this evaluation.

Response: please find our explanations according to the above requirements as follows:

The seller, Skypeople Foods Holdings Limited, our wholly owned subsidiary engaged Shanxi Delixin Assets Evaluation Co., Ltd. (“Delixin”) to appraise the assets of HeDeTang HK. The final evaluation of HeDeTang HK is completed on December 23, 2019. Delixin used the asset-based method for the evaluation of HeDeTang HK.

The Company has revised the preliminary proxy statement and included a summarized details of appraisal process and findings.

Shanxi Delixin Assets Evaluation Co., Ltd. is an asset appraisal service firm approved by the Department of Finance of Shaanxi Province in August 2007. It is registered with Xianyang Administration for Industry and Commerce with registered and paid in capital of RMB 1 million (approximately $140,000). At present, it has 24 full-time practitioners, including 16 certified assets appraisers, 10 certified public accountants, 4 certified land appraisers, 8 certified real estate appraisers, 6 certified vehicle appraisers (certain appraisers hold more than one certification). It assets evaluation business includes: enterprise value evaluation; enterprise restructuring and reorganization assets evaluation; mergers and acquisitions, dissolution, bankruptcy assets evaluation; financial leasing, mortgage, transfer and auction assets evaluation; intangible assets evaluation; real estate, land evaluation, etc. The qualification of Delixin is attached hereto as Exhibit 1.

The Company does not have any relationship with Delixin or its affiliates or unaffiliated representative during the past two years, other than the evaluation of HeDeTang HK. The total evaluation fee for HeDeTang HK is RMB 350,000 (approximately $50,000).

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.

EXHIBIT 1

资产评估资格证书

经审查，陕西德利信资产评估有限公司　　符合《资产评估机构审批管理办法》及有关规定，准予从事资产评估业务，特发此证。

批准文号：陕财办企[2007]87号

证书编号：61070004

批准机关：陕西省财政厅

发证时间：二〇〇七年八月二十二日

序列号：00001635

中华人民共和国财政部统一印制